SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DELCATH SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title and Class of Securities)

24661P807

(CUSIP Number)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 24661P807	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Triple Gate Partners, LP. 36-4818051
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 24661P807	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Triple Gate Capital, LP. 32-0474905
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12		TYPE OF REPORTING PERSON PN

(1) Triple Gate Capital, LP holds an indirect beneficial interest in the shares which are directly beneficially owned by Triple Gate Partners, LP.

CUSIP No. 24661P807	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Triple Gate Capital GP, LLC. 47-5029655
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12		TYPE OF REPORTING PERSON OO

(1) Triple Gate Capital GP, LLC holds an indirect beneficial interest in the shares which are directly beneficially owned by Triple Gate Partners, LP.

CUSIP No. 24661P807	Page 5 of 9 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Norbert Gottesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 198,846 Common Shares 52,085 Common Shares issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12		TYPE OF REPORTING PERSON IN

(1) Mr. Gottesman may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by Triple Gate Partners, LP because he is the manager of Triple Gate Capital GP, LLC which is the general partner of Triple Gate Partners, LP. Mr. Gottesman disclaims any beneficial ownership of the shares of Common Stock covered by this Statement in which he does not have a pecuniary interest.

CUSIP No. 24661P807	Page 6 of 9 Pages

Item 1(a).	Name of Issuer: Delcath Systems, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 1633 Broadway 22nd Floor, Suite C New York, NY 10019

Item 2(a).

Name of Person Filing:

Triple Gate Partners, LP (“Partners”)

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Triple Gate Capital, LP (“IM”)

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Triple Gate Capital GP, LLC (“GP”)

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Norbert Gottesman

Item 2(b).	Address of Principal Business Office or, if None, Residence: 445 Central Avenue, #317, Cedarhurst, NY 11516

Item 2(c).

Citizenship:

Partners and IM are Delaware limited partnerships.

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GP is a Delaware limited liability company.

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Mr. Gottesman is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share.

Item 2(e).	CUSIP Number: 24661P807

CUSIP No. 24661P807	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this Statement is filed pursuant to Rule 13d-1(c), check this box [x].

Item 4.	Ownership.

(a)	Amount beneficially owned by all Reporting Persons:

198,846 Common Shares
52,085 Common Shares issuable upon exercise of warrants

(b)	Percent of Class: 6.29% of outstanding Common Shares

(c)	Number of Shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote:

198,846 Common Shares
52,085 Common Shares issuable upon exercise of warrants

(ii)	Shared power to vote or to direct the vote: 0

CUSIP No. 24661P807	Page 8 of 9 Pages

(iii)              Sole power to dispose or to direct the disposition of:

198,846 Common Shares

52,085 Common Shares issuable upon exercise of warrants

(iv)              Shared Power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. See Item 2(a)-(c).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 24661P807	Page 9 of 9 Pages

SIGNATURE

Date: September 24, 2020	TRIPLE GATE PARTNERS, LP

	By:	Triple Gate Capital GP, LLC, General Partner

		By:	/s/ Norbert Gottesman
Norbert Gottesman, Manager

TRIPLE GATE CAPITAL, LP

	By:	Triple Gate Management, LLC, General Partner

		By:	/s/ Norbert Gottesman
Norbert Gottesman, Manager

TRIPLE GATE CAPITAL GP, LLC

		By:	/s/ Norbert Gottesman
Norbert Gottesman, Manager

/s/ Norbert Gottesman
Norbert Gottesman, Individually